May 25, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (925) 955-0800

Mr. Shmuel Shneibalg
President
Knowledge Transfer Systems, Inc.
5509 11th Avenue
Brooklyn,  NY  11219

Re:	Knowledge Transfer Systems, Inc.
      Form 10-KSB for the year ended December 31, 2004
      Filed April 13, 2005
      File No. 000-28417

Dear Mr. Shneibalg:

      We have reviewed your May 17, 2005 response letter and have the following additional comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We read your response to comment 1. Please tell us why you estimated the fair value of services provided based on the par value of your stock. In addition, tell us how you determined that the fair value of consideration received is more reliably measurable than the fair value of stock issued. Refer to SFAS 123 and EITF 96-18.

2. We note on page 2 and in your stock purchase agreement, that Messrs. Shneibalg and Bingaman assumed or paid debts of the Company in the amount of $150,000 as consideration for the shares. Please tell us how you accounted for this consideration. In your response, please also summarize the relevant provisions of the stock purchase agreement and reconcile your disclosure on page 2 with the disclosures on pages F-10 and F-12 with regard to the consideration received in exchange for the shares issued.

3. In your response to comment 2, we note that you discontinued consolidating KT Solutions upon the change in control which occurred in October 2004. Please tell us why you do not continue to account for your investment in KT Solutions under the cost method of accounting. In addition, since you have a negative investment in KT
Solutions, please tell us how you considered the following when making the determination to recognize your negative investment in earnings:

a) Continuing involvement with the subsidiary;

b) Debt or any other obligation guaranteed by you or another subsidiary, if any; and

c) Whether you obtained a legal opinion that provides a high level of assurance, such as a "would" opinion, that KT Solutions creditors will not be able to pierce the corporate veil.

4. Please tell us the status of the bankruptcy proceeding including the date when the bankruptcy proceeding concluded, the outcome of the proceeding and whether there have been any changes in the bankruptcy proceeding since that date.


*  *  *  *

	You may contact Josh Forgione, at (202) 551-3403, or me, at
(202) 551-3431, if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
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Mr. Shmuel Shneibalg
Knowledge Transfer Systems, Inc.
May 25, 2005
Page 1